WOOFY, INC.

Financial Statements For The Year Ended December 31, 2022

Jason M. Tyra
CPA PLLC

INDEPENDENT AUDITOR'S REPORT

To Management and the Board of Directors
Woofy, Inc.
New York, NY

We have audited the accompanying financial statements of Woofy, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of income, accumulated deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woofy, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Woofy, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note B to the financial statements, the Company sustained a substantial net operating loss in 2022. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Woofy, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

6301 Preston Road, Suite 700
Plano, TX 75024
(P) 972-201-9008
info@tyracpa.com
https://tyracpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing our audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Woofy, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, a well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Woofy, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Jason M. Tyra, CPA, PLLC
Plano, TX
August 11, 2023

6301 Preston Road, Suite 700
Plano, TX 75024
(P) 972-201-9008
info@tyracpa.com
https://tyracpa.com

WOOFY, INC.
BALANCE SHEET
DECEMBER 31, 2022

		2022
ASSETS		
CURRENT ASSETS		
Cash & Cash Equivalents	$	55,202
TOTAL CURRENT ASSETS		55,202
NON-CURRENT ASSETS		
App Development, Net		404,554
Accumulated Amortization		(89,098)
TOTAL NON-CURRENT ASSETS		315,456
TOTAL ASSETS	$	370,658

WOOFY, INC.
BALANCE SHEET
DECEMBER 31, 2022

	2022
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	151,302
Deferred Revenue	75,378
Credit Card Payable	43,129
Line of Credit	9,155
TOTAL CURRENT LIABILITIES	278,964
NON-CURRENT LIABILITIES	
Convertible Notes	1,437,097
SAFE	564,244
Revenue Share Agreements	52,884
Note Payable	43,644
Related Party Loan-A	35,000
Related Party Loan-B	7,127
Accrued Interest	162,756
TOTAL LIABILITIES	2,581,716
SHAREHOLDERS' EQUITY	
Class-A Common Stock (1,600,000 shares authorized; 58,700 issued; $0.0001 par value)	6
Class-E Common Stock (900,000 shares authorized; 900,000 issued; $0.0001 par value)	90
Preferred Stock (500,000 shares authorized; none issued; $0.0001 par value)	-
Additional Paid in Capital	422,864
Treasury Stock	(17,450)
Retained Deficit	(2,616,567)
TOTAL SHAREHOLDERS' EQUITY	(2,211,057)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 370,658

WOOFY, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2022

	2022
Operating Income	
Revenue	$ 437,149
Cost of Goods Sold	-
Gross Profit	437,149
Operating Expense	
Advertising & Marketing	375,658
Contractors & Professional Services	230,031
General & Administrative	134,968
Research & Development	122,619
Salaries & Wages	92,139
Amortization	58,591
	1,014,006
Net Loss from Operations	(576,857)
Other Income (Expense)	
Interest Expense	(61,318)
Net Loss	$ (638,174)
Net Loss Per Share	
Weighted average common shares outstanding - Basic	958,700
Net Loss per share	$ (0.67)

WOOFY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

	2022
Cash Flows From Operating Activities	
Net Loss For The Period	$ (638,174)
Amortization	58,591
Change in Accounts Payable	45,354
Change in Credit Card Payable	31,884
Change in Deferred Revenue	(45,312)
Net Cash Flows From Operating Activities	(547,657)
Cash Flows From Investing Activities	
Purchase of Intangible Assets	(223,202)
Net Cash Flows From Investing Activities	(223,202)
Cash Flows From Financing Activities	
Issuance/(Conversion) of Convertible Notes	703,752
Capitalization of Accrued Interest	56,080
Issuance/(Repayment) of Note Payable	23,626
Issuance/(Repayment) of Related Party Loans	17,128
Issuance/(Repayment) of Revenue Share Agreements	13,905
Issuance/(Repayment) of Line of Credit	(12,600)
Net Cash Flows From Financing Activities	801,891
Cash at Beginning of Period	24,171
Net Increase In Cash	31,032
Cash at End of Period	$ 55,202

WOOFY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Class-A Common Stock		Class-E Common Stock		Preferred Stock		Additional Paid in Capital	Treasury Stock	Retained Deficit	Total Shareholders' Equity
	Number	Amount	Number	Amount	Number	Amount				
Balance at December 31, 2021	58,700	$ 6	900,000	$ 90	-	$ -	$ 422,864	$ (17,450)	$ (1,978,393)	$ (1,572,883)
Net Loss									(638,174)	(638,174)
Balance at December 31, 2022	58,700	$ 6	900,000	$ 90	-	$ -	$ 422,864	$ (17,450)	$ (2,616,567)	$ (2,211,057)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Woofy, Inc. ("the Company") is a corporation organized under the State of Delaware. The Company offers a marketing platform to create and post marketing content to multiple avenues or channels.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2022 of $638,174.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 11, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. As of December 31, 2022, the Company had $55,202 in cash and cash equivalents.

Advertising

The Company records advertising expenses in the year incurred.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. The company's fixed assets are comprised of computers and equipment used for the operations of the business. As of December 31, 2022, the Company had the following fixed assets:

Description:	2022
Computers and Equipment	$ 7,343
Total	$ 7,343

As of December 31, 2022, the Company's fixed assets are fully depreciated.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. These include incurred development costs in relation to the Company's platform which include but, are not limited to, the development of the Woofy app, website costs and other costs related to the development of new features within its platform which will all be amortized over management's estimate of the asset's useful life.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of December 31, 2022, revenue has been derived from selling marketing subscriptions (use of the Company's platform) amounting to $437,149.

Deferred Revenue

During 2022, the Company received revenue advances for future sales. Once performance obligations are met, revenue advances are expected to be taken into income after the operating cycle.
In 2023, the Company took the revenue advances into income after performance obligations were met.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2022, and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the year ended 2022.

The Company is subject to franchise tax filing requirements in the State of Delaware. As of December 31, 2022, the Company has not yet filed its corporate income tax return.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may

be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Line of Credit

In 2021, The Company received a line of credit ("Line of Credit") that is secured with future revenues. The holder has the option to request full payment of the note principal and all charges, at any given time. As of December 31, 2022, the Company has an outstanding balance of $9,155.

Convertible Notes

In 2022 and prior years, the Company issued a series of convertible promissory notes in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The Notes and any associated

accrued interest will convert to equity automatically upon the occurrence of either a $1,000,000 equity offering, or at maturity (with the consent of a majority of holders). The Notes accrue interest at varying rates and are payable in future periods. Upon conversion, the Notes will convert into common stock at the lesser of 85% or 80% of the price per share of Stock received by the Company without any further action by the Holder in a ("Qualified Financing") event or the price per share equal to the quotient of a pre-money valuation ranging from $3,000,000 to 9,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a ("Qualified Financing") event, assuming full conversion or exercise of outstanding stock options and notes. If a ("Change of Control") or ("Qualified Financing") event is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company. As of December 31, 2022, the Company capitalized approximately $159,323 in accrued interest and had $1,437,097 in note obligations outstanding.

As of December 31, 2022, no notes have been converted into equity.

Long Term Debt, Net

In 2022 and prior years, the company issued a series of notes payable in exchange for cash for the purpose of funding continuing operations. The Company makes monthly payments to both incurred interest and principal sum over each loan's respective terms. The loans are secured by all otherwise unencumbered assets of the Company. As of December 31, 2022, the Company's long-term debt consisted of the following:

Note Payable

In 2021, the Company issued a promissory note in exchange for $25,000 ("the Note Payable") with a fixed fee of $4,971. The note was refinanced in 2022 which increased the principal amount to $59,400 with a fixed fee of $7,240. A minimum of $1,281 is due on a weekly basis until all debt is settled. Loan costs associated with the Note have been reflected as a contra-liability. As of December 31, 2022, the Company has an outstanding balance of $43,644.

Revenue Share Agreements

In 2022 and prior years, the Company entered into multiple revenue sharing agreements (the "Revenue Share Agreements") with Stripe Capital in connection with its services. Stripe will retain 33.30% and 20% of cash received in the Company's Stripe account until the Notes are paid in full. Loan costs associated with the Notes carry a fixed fee of 13% of the loan balance which has been reflected as a contra-liability. As of December 31, 2022, the Company has an outstanding balance of $52,884.

Related Party Loans

In 2022 and prior years, the Company issued a series of related party notes payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan-A"). The loans bear interest at the rate of 6% per annum and will mature at a future date to be determined by management. Per the agreement, If the Company fails to meet payment deadlines in accordance with the agreed schedule, interest shall increase and accrue at the rate of 12% per annum at the sole discretion of the lender. As of December 31, 2022, the Company has an outstanding balance of $35,000.

During 2022, the Company issued a series of related party notes payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan-B"). The loans bear interest at the rate of 10% per annum and will mature in 2025. The Company makes monthly payments to both incurred interest and principal sum of $335 until all debt is settled. As of December 31, 2022, the Company has an outstanding balance of $7,127.

SAFE

During 2020, the Company issued a series of Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2022, no SAFE agreements have been converted into equity. Upon conversion, the SAFE agreements will convert into common stock.

As of December 31, 2022, the Company had $564,244 of SAFE obligations outstanding, with a valuation cap of $9,000,000 and a discount rate of 85%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2022.

NOTE E- EQUITY

Under the Company's Articles of Incorporation, the Company is authorized to issue up to 2,500,000 shares of $0.0001 par-value Common Stock and 500,000 shares of $0.0001 par-value Preferred Stock. Common Stock is divided into 1,600,000 shares of Class-A Common Stock and 900,000 shares of Class-E Common Stock, and 3,000,000 shares of Class-C Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Class-A Common Stock	58,700
Class-E Common Stock	90,000
Preferred Stock	0

NOTE F- EQUITY BASED COMPENSATION

An option pool was set in place to reserve 143,100 shares of Class A Common Stock which will be available for issuance once the Company adopts an equity incentive plan.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:
Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The amount of deposits that exceeded Federal Deposit Insurance limits was $0 as of December 31, 2022. The company faces concentration risks associated with major contracted developers.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 11, 2023, the date that the financial statements were available to be issued.